Ballard Power Systems

News Release

Ballard Reports First Quarter 2008 Results

For Immediate Release – April 28, 2008

Vancouver, Canada – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP), a global leader in the design, development and manufacture of zero-emission hydrogen fuel cells, announced its results for the first quarter ended March 31, 2008 today. All amounts are in U.S. dollars, unless otherwise noted.

“With our progress over the past two years we have established a strong foundation on which to accelerate the market adoption of clean energy fuel cell products”, said John Sheridan, Ballard’s President and CEO. “This progress is evidenced by our strong first quarter results, with product shipment growth of 125%, an 18% revenue increase, a 43% improvement in operating cash consumption and announcements of new business relationships with H2 Logic, New Flyer, IdaTech and The Raymond Corporation.”

FINANCIAL HIGHLIGHTS FOR FIRST QUARTER 2008

•	Revenue was $16.0 million in the first quarter, representing growth of $2.4 million or 18% over the same quarter last year (2007Q1: $13.6 million). On a proforma basis, excluding automotive-related engineering development revenue following the company’s automotive transaction, which closed on January 31, 2008, revenue growth was 27% compared to the same quarter last year.

•	Operating cash consumption[1] was $9.2 million in the first quarter, which is a 43% reduction from the first quarter of 2007 (2007Q1: $16.1 million).

•	Net income in the first quarter was $81.0 million or $0.87 per share, compared to a net loss of ($14.3) million or ($0.12) per share in Q1 2007. This was positively impacted by a $96.9 million gain from the automotive transaction. Normalized net loss[1] was ($15.9) million or ($0.17) per share, a 9% increase from ($14.5) million or ($0.13) per share in the same quarter last year, primarily due to higher foreign exchange losses of $1.9 million and lower investment income of $1.2 million.

•	Cash reserves were $75.4 million on March 31, 2008 (2007Q4: $145.6 million). As part of the automotive transaction, $60 million was invested in AFCC Automotive Fuel Cell Cooperation Corp. (AFCC) on closing. The company believes current cash reserves are sufficient to meet the company’s planned growth and development activities to the end of 2010, without considering any possible proceeds from monetizing its interest in AFCC.

•	Total product shipments were 284 units in the first quarter, which is 125% higher than total product shipments of 126 units in Q1 2007.

Ballard confirmed its full year guidance for 2008:

•	Revenue: $65-75 million — growth of up to 15% over 2007.

•	Operating cash consumption: $20-30 million — reduction of up to 48% from 2007.

•	Total product shipments: in excess of 1,700 units – more than double the 2007 level.

OPERATIONAL HIGHLIGHTS FOR FIRST QUARTER 2008

Materials Handling

Ballard shipped 57 fuel cell products in the first quarter to the materials handling market, which represents an increase compared to the 3 fuel cell products shipped in Q1 2007.

During the quarter, Ballard announced a two-year supply agreement with Danish systems integrator H2 Logic A/S to supply fuel cells for products targeting the materials handling market. H2 Logic will purchase Mark9 SSL™ and Mark1020 ACS™ fuel cell products from Ballard and integrate these into fuel cell systems for various materials handling vehicles.

Ballard’s Mark9 SSL™ fuel cell product will also be deployed commercially in a Bridgestone Firestone forklift fleet at a South Carolina tire plant, as recently announced by Ballard’s customer, Plug Power.

In April, Ballard announced a joint development agreement with The Raymond Corporation for development of a prototype forklift truck using Ballard’s next-generation Mark9 SSL™ fuel cell product. Raymond has been engaged since January 2007 in a program to verify the benefits of fuel cells for materials handling. A successful prototype may represent the first step toward the design and manufacture of purpose-built fuel cell forklift trucks for use in warehouses and distribution centers.

Backup Power

Ballard shipped 96 fuel cell products in the first quarter to the backup power market, which represents an increase compared to the 7 fuel cell products shipped in Q1 2007.

The majority of backup power shipments throughout the year are expected to go to Dantherm Power A/S. Dantherm continues to focus its European fuel cell activities on extended backup power for emergency service wireless networks, which is required for compliance with new Tetra network standards in the EU.

Ballard and IdaTech plc signed a three-year supply agreement in March 2008 under which IdaTech will integrate Ballard’s Mark1020 ACS™ fuel cell product into IdaTech’s 250 watt iGen™ methanol-fueled power supply system. The agreement will generate approximately 100 fuel cell product shipments in the first 12-months, with the potential for more than 1,000 units over the full term of the agreement, all to be used with IdaTech’s methanol fuel reforming technology.

In April 2008 Ballard announced a supply agreement with German systems integrator Heliocentris Fuel Cells AG, under which Ballard will supply Mark1020 ACS™ fuel cell products for integration by Heliocentris into systems for sale to educational institutions as well as for specialized commercial and industrial use.

Residential Cogeneration

In 2008, Ballard’s focus in this market segment is on the successful launch in Japan of the next-generation V3 residential cogeneration system and on confirming its reliability in the field. The completion of the development program for this system has been delayed several months, however, customer feedback from the testing of the system has been positive. The delay will limit the volume of potential shipments this year, but is not expected to have any material impact on the company’s revenue for 2008 nor any significant longer term volume impact. As a result of the delay, the number of units allocated to Ballard’s Japanese joint venture company, Ebara Ballard Corporation, under the Japanese Government’s Large Scale Monitoring Program (LSMP) has been reduced to 154 units from 271 units in 2007. The Japanese Ministry of Energy, Trade and Industry has reaffirmed its support of the LSMP through its announcement of a 20% increase in volume allocations for the 2008 residential fuel cell cogeneration program.

Ballard shipped 49 fuel cell products in the first quarter in residential cogeneration, which represents a decrease of 31% from the 71 units shipped in Q1 2007.

Supporting Business Segments

Automotive

At Ballard’s January 25, 2008 Special Shareholder Meeting, 97.8% of shares voted were “in favour” of the sale of the company’s automotive fuel cell assets to Daimler AG and Ford Motor Company. Ballard subsequently closed its automotive transaction on January 31 as planned. This transaction addressed the realities of the high cost and long timeline for automotive fuel cell commercialization. Ballard recorded a gain of $96.9 million from the transaction in the first quarter. For a full description of the transaction, please refer to the company’s Management Information Circular dated December 13, 2007.

Ballard’s business activities in the automotive segment include the design, development, manufacture, sale and service of fuel cell products for the bus market, contract manufacturing of light-duty automotive fuel cell products, and testing, engineering and manufacturing services provided to AFCC. During the quarter, automotive revenue, including buses, AFCC and other automotive-related activities increased to $8.6 million, which was $2.9 million or 51% higher than the same period in 2007. The increase is due primarily to higher light-duty automotive and fuel cell bus product shipments.

In February Ballard announced a five-year agreement with New Flyer Industries to supply fuel cell modules for use in New Flyer midi-size buses. As part of this agreement, the companies will also combine efforts toward the joint preparation of bids for transit agency bus applications utilizing smaller, midi-size buses, with an initial focus on the Canadian market.

Carbon Fiber Materials

Material products revenues were $2.9 million, a decrease of $1.2 million or 29% compared to the same period in 2007. The decrease is primarily due to lower volumes resulting from a labor strike affecting a key customer. This is not expected to have a material impact on carbon fiber materials full-year revenues.

FINANCIAL RESULTS: FIRST QUARTER 2008

Our revenues for the three months ended March 31, 2008, increased 18% to $16.0 million, compared to $13.6 million for the same period in 2007. Product and service revenues increased $3.0 million, or 31%, and engineering development revenue decreased $0.6 million, or 14%, compared to the same quarter last year. Product and service revenues totaled $12.7 million with product revenues of $9.5 million and service revenues of $3.2 million, compared to product revenues of $6.9 million and service revenues of $2.8 million in the first quarter of 2007. The increase in product revenues of $2.6 million was driven by higher shipments of automotive, materials handling and backup power fuel cell products partially offset by lower carbon fiber and residential cogeneration products. The increase in service revenues of $0.4 million is primarily due to testing and engineering services provided to AFCC partially offset by a decline in field service for fuel cell buses. The decline in field service revenues for fuel cell buses is as expected, as fewer fuel cell buses remain in operation. Engineering development revenue of $3.4 million resulted from work performed and achievement of the milestones under the 1kW residential cogeneration fuel cell development program and from automotive fuel cell program work prior to the closing of the automotive transaction.

We recorded net income for the three months ended March 31, 2008 of $81.0 million, or $0.87 per share, compared with a net loss of $14.3 million, or ($0.12) per share, in the first quarter of 2007. Net income includes a gain on sale of assets of $96.9 million related to the automotive transaction. Adjusting for items unusual in nature such as this, normalized net loss1 for the three months ended March 31, 2008 was $15.9 million, or ($0.17) per share, compared to $14.5 million, or ($0.13) per share for the first quarter of 2007. The primary reasons for the $1.4 million higher normalized net loss were increases in foreign exchange losses of $1.9 million and decreases in investment income of $1.2 million. Decreases in product and service gross margins of $1.1 million and engineering development revenues of $0.6 million were offset by decreases in operating expenses of $1.5 million and depreciation and amortization of $2.1 million. Lower gross margins were driven by larger reductions in warranty provisions for 2007 compared to 2008 combined with decreased volumes of carbon fiber products due to a labor strike affecting a key customer. The decline in operating expenses was driven by lower research and development expenses on automotive fuel cell programs as a result of the automotive transaction partially offset by the effect of a stronger Canadian dollar, relative to the U.S. dollar. On a per share basis, normalized net loss increased to ($0.17) per share in the first quarter of 2008 from ($0.13) per share in the first quarter of 2007, due primarily to the 30% reduction in the number of common shares outstanding on January 31, 2008 as a result of the closing of the automotive transaction.

Operating cash consumption1 for the three months ended March 31, 2008 decreased 43% to $9.2 million, compared to $16.1 million for the corresponding period in 2007. The $6.9 million improvement in operating cash consumption1 was driven primarily by lower working capital requirements and lower operating expenses partially offset by foreign exchange losses and a decline in investment income.

For a more detailed discussion of Ballard Power Systems’ first quarter 2008 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml

Selected Consolidated Financial Information: First Quarter 2008
Unaudited (Expressed in thousands of U.S. dollars, except for per share amount and number of shares)

	Three months ended March 31,
	2008	2007
Revenues:
Product and service revenue	$12,687	$9,678
Engineering development revenue	3,356	3,918

Total revenues	16,043	13,596
Cost of revenues and expenses:
Cost of product and service revenues	10,529	6,469
Research and product development	11,324	13,230
General and administrative	4,112	3,552
Marketing and business development	1,620	1,724
Depreciation and amortization	1,594	3,679

Total cost of revenues and expenses	29,179	28,654

Loss before undernoted	(13,136)	(15,058)
Investment and other income	172	2,897
Loss on disposal and write-down of long-lived assets	(19)	(20)
Gain on assets held for sale	96,916	—
Equity in loss of associated companies	(2,869)	(2,335)

Income (loss) from continuing operations before income taxes	81,064	(14,516)
Income taxes	19	—

Income (loss) from continuing operations for period	81,045	(14,516)
Income from discontinued operations for period	—	262

Net income (loss) for period	$81,045	$(14,254)

Basic earnings (loss) per share	$0.87	$(0.12)
Diluted earnings per share	0.86	—

Weighted average number of common shares outstanding	93,446,820	114,370,435

Cash used by operations	$(8,113)	$(15,156)
Capital expenditures	(1,055)	(945)

Operating cash consumption[1]	$(9,168)	$(16,101)

March 31,		December 31,
	2008	2007
Total cash, cash equivalents and short term investments	$75,419	$145,574

CONFERENCE CALL: FIRST QUARTER 2008

Ballard will hold a conference call to discuss its first quarter 2008 results on Tuesday, April 29th 2008 at 8:00 a.m. PT (11:00 a.m. ET). On April 29th, 2008, access to the live call will be on telephone number (604) 638-5340. A link to the simultaneous audio web cast will also be available on the homepage of Ballard’s website at www.ballard.com. Following the call, a recording will be available for 24 hours immediately afterwards at (604) 638-9010 (Confirmation Number: 6325#). The audio web cast with slides will be posted and archived by the end of the day on April 29th, 2008 in the News and Events section of Ballard’s website.

ABOUT BALLARD POWER SYSTEMS
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of zero-emission hydrogen fuel cells. Ballard’s mission is to accelerate fuel cell market adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

Endnotes:

[1]	Operating cash consumption and normalized net loss are Non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the Non-GAAP Measures section of Management’s Discussion and Analysis for a description of these Non-GAAP measures and reconciliations to financial statement line items.

For further information, or to arrange an interview with a Ballard spokesperson, please call Guy McAree at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark9 SSL are registered trademarks of Ballard Power Systems Inc.